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| SEC FILE NUMBER |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2024__ AND ENDING __12/31/2024__

　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ J. Alden Associates, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant

　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

　　37 West Avenue, Suite 201

_____
(No. and Street)

| Wayne | PA | 19087 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Carol Ann Kinzer | 678-525-0992 | ckinzer@brokerageconsulting.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

　Romeo & Chiaverelli, LLC

_____
(Name – if individual, state last, first, and middle name)

| One Bala Ave, Suite 234 | Bala Cynwyd | PA | 19004 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 9/1/2009 | 3721 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _____ **Lee Calfo** _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ **J. Alden Associates, Inc.** _____, as of _____ **December 31** ___, 2 **024** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Leah Nester Notary Public
Montgomery County
My Commission Expires 11/2/2026
Commission # 1342023

Signature: _____

Title: **CEO**

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**J. Alden Associates, Inc.**

Financial Statements for the Year Ended
December 31, 2024
and Report of Independent Registered Public Accounting Firm

**J. Alden Associates, Inc.**

**Statement of Financial Condition**
**December 31, 2024**

## Assets

| | | |
|---|---|---:|
| Cash | $ | 681,505 |
| Deposit with Clearing Broker-Dealer | | 150,385 |
| Commissions Receivable | | 1,869,896 |
| Right of Use Lease Asset, Net | | 77,235 |
| Prepaid Expenses | | 289,895 |
| Advances | | 180,645 |
| Furniture and Equipment, Net of Accumulated Depreciation of $93,861 | | 74 |
| Security Deposits | | 2,500 |
| **Total Assets** | $ | 3,252,135 |

## Liabilities and Stockholders' Equity

**Liabilities:**

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses | $ | 1,706,935 |
| Deferred revenue | | 110,000 |
| Lease Liabilities | | 98,243 |
| Total Liabilities | | 1,915,178 |

**Stockholders' Equity:**

| | | |
|---|---|---:|
| Common Stock. Class A, no par value, 500 shares authorized, 10 shares issued and outstanding | $ | - |
| Common Stock. Class B, no par value, 500 shares authorized, 122 shares issued and outstanding | | - |
| Additional Paid-in Capital | | 985,391 |
| Retained earnings | | 351,566 |
| Total Stockholders' Equity | | 1,336,957 |
| **Total Liabilities and Stockholders' Equity** | $ | 3,252,135 |

The accompanying notes are an integral part of these financial statements.

**J. Alden Associates, Inc.**
**Notes to Financial Statements**
**Year Ended December 31, 2024**

## 1. Organization and nature of business

J. Alden Associates, Inc. (the "Company") was incorporated on November 3, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) effective June 1, 1996. The Company provides securities brokerage services, private placement of securities, merger and acquisitions advisory services, and sells insurance and annuity products.

## 2. Significant accounting policies

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposit with Clearing Broker-Dealer:
The Company clears customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis pursuant to a clearing agreement. In accordance with this agreement, the Company is required to maintain a deposit with the clearing broker. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

Commissions receivable:
Commissions receivable includes receivables from the clearing broker-dealer for commissions on trading activities (net of clearing related expenses), selling and distribution commissions from investment funds and insurance companies, and placement fees from issuers. The Company evaluates commissions receivable for credit losses based the Company's collection experience, credit worthiness, and current economic trends. Based on management's review of commissions receivable, no allowance for credit losses is considered necessary.

Furniture and equipment:
Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

**J. Alden Associates, Inc.**
**Notes to Financial Statements**
**Year Ended December 31, 2024**

## 2. Significant accounting policies (continued)

Depreciation is provided on a straight-line basis, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

| | |
|---|---|
| Furniture | 7 Years |
| Computer Equipment | 3 Years |
| Office Equipment | 5 Years |

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations.

Revenue from contracts with customers:
The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in

## 2. Significant accounting policies (continued)

time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate.

The Company may arrange for the private placement of securities with investors on an agency basis. The Company believes that its performance obligation is satisfied upon the sale of securities to investors and as such this is fulfilled on the closing date of the transaction.

The Company earns affiliation fees from registered representatives for maintaining their registration with the Company, and to cover certain broker-dealer costs. Revenue is recognized when it is billed to the registered representative, which is upon initial registration and annually thereafter.

<u>Leases:</u>
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

## 2. Significant accounting policies (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Income taxes:
The Company has elected to be treated as a small business corporation pursuant the Internal Revenue Code, and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2021 through 2023 are subject to examination by the taxing authorities, generally for three years after they were filed.

## 3. Furniture and Equipment

Furniture, equipment and the related accumulated depreciation at December 31, 2024 consists of the following:

| | |
|---|---:|
| Furniture | $ 77,461 |
| Computer Equipment | 10,493 |
| Office Equipment | 5,981 |
| Total | 93,935 |
| Less: Accumulated Depreciation | (93,861) |
| Net Furniture Equipment | $ 74 |

Depreciation expense for the year ended December 31, 2024 was $5,034.

## 4. Operating Lease

The Company has an obligation under an operating lease for office space with an initial non-cancelable term in excess of one year. The lease commenced April 2021 with an initial terms of 68 months expiring December 2026. The Company has the option to renew the lease for two consecutive periods of three years each. Because the Company is not reasonably certain to exercise the renewal option, the optional periods are not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The Company uses its incremental borrowing rate of 5% for purposes of calculating lease expense.

## 4.  Operating Lease (continued)

The components of lease costs for the year ended December 31, 2024 are as follows:

| | |
|---|---:|
| Operating lease costs | $ 54,868 |
| Variable lease costs | - |
| Total lease costs | $ 54,868 |

Maturities of lease liabilities under the operating lease is as follows:

Year ending December 31:

| | | |
|---|---|---:|
| | 2025 | 49,500 |
| | 2026 | 51,000 |
| Total undiscounted lease payments | | $ 100,500 |
| Less imputed interest | | (2,257) |
| Total operating lease liability | | $ 98,243 |

## 5. Pension Plan

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of Management. For the year ended December 31, 2024, the Company did not make any contributions to the plan.

## 6. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

**6. Financial Instruments with Off-Balance Sheet Credit Risk (continued)**

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

**7. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).  At December 31, 2024, the Company had net capital of $542,091, which was $418,895 in excess of its required net capital of $123,196.  The Company's ratio of aggregate indebtedness to net capital was 3.41 to 1 at December 31, 2024.

**8. Commitments and Contingencies**

The Company and a company under common ownership (the "Affiliate") share coverage under a joint E&O insurance policy. The Affiliate has filed a claim under the policy that may require the payment of a deductible of $10,000. The Company has a contingent liability equal to the amount of the deductible in the event that the deductible is not paid by the Affiliate.

Other than the contingent liability stated above and the lease commitment as disclosed in Note 4, there are no commitments or contingencies that require recognition in the accompanying financial statements or disclosure in the notes thereto.

**9. Concentrations**

The Company maintains cash accounts at several financial institutions. Cash balances at each financial institution in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable amounts.

## 10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is primarily comprised of: securities brokerage services, the sale of insurance and annuity products, private placement of securities, referring investors to funds, research, and mergers and acquisitions advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to stockholders. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from the statement of financial condition date through March 20, 2025, which represents the date these financials statements were issued, and has not identified any subsequent events that required adjustment to, or disclosure in these financial statements, except as stated below.

In January 2025 a compensation claim was filed by a former employee in which the Company is named a respondent. The matter has been submitted to FINRA for arbitration. The Company believes the claim is without merit and intends to aggressively defend itself.